Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Proposed Election of the Directors of the Eleventh Session of the

Board and the Non-employee Representative Supervisors of the

Eleventh Session of the Supervisory Committee

The 29th meeting of the Tenth Session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and the 17th meeting of the Tenth Session of the supervisory committee of the Company (the “Supervisory Committee”) were held on 26 May 2023. The Board hereby announces that:

1.	The following candidates are proposed to be elected as the non-independent directors of the Eleventh Session of the Board:

•	Wan Tao

•	Guan Zemin

•	Du Jun

•	Huang Xiangyu

•	Xie Zhenglin

•	Qin Zhaohui (Employee Director)

2.	The following candidates are proposed to be elected as the independent non-executive directors of the Eleventh Session of the Board:

•	Tang Song

•	Chen Haifeng

•	Yang Jun

•	Zhou Ying

•	Huang Jiangdong

3.	The following candidates are proposed to be elected as the non-employee representative supervisors of the Eleventh Session of the Supervisory Committee:

•	Zhang Xiaofeng

•	Zheng Yunrui

•	Choi Ting Ki

The biography of each of the candidates for directors and non-employee representative supervisors is set out below:

Biographies of candidates for the directors:

Wan Tao, born in January 1968, currently serves as the Company’s Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee, Director of Shanghai SECCO Petrochemical Company Limited and Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wan started to work in July 1992 and has served as the deputy director and director of the resin rubber department of the Chemical Department of China Petroleum & Chemical Corporation (“Sinopec Corp.”). From August 2012 to January 2017, he served as deputy director of the Chemical Department of Sinopec Corp. From March 2013 to January 2017, he served as supervisor of Sinopec Catalyst Co., Ltd. From March 2014 to January 2017, he served as director of Sinopec Great Wall Energy & Chemical (Guizhou) Co. Ltd. From January 2017 to December 2019, he served as general manager of Sinopec Yizheng Chemical Fibre Limited Liability Company and general manager of Yizheng Branch of Sinopec Assets Management Co, Ltd. From January 2017 to January 2018, he served as deputy secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. From January 2018 to July 2022, he served as executive director and secretary of the CPC Committee of Sinopec Yizheng Chemical Fibre Limited Liability Company. In July 2022, he was appointed as secretary of the CPC Committee of the Company and director of Shanghai SECCO Petrochemical Company Limited. In September 2022, he was appointed as Chairman, Executive Director, Chairman of the Strategy Committee and member of the Nomination Committee of the Company. In October 2022, he was appointed as Chairman of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Wan graduated from Tianjin University in 1992 with an engineering master’s degree in chemical engineering. He is a senior engineer.

Guan Zemin, born in December 1964, is serving as Vice Chairman, Executive Director, Vice Chairman of the Strategy Committee and President of the Company. Mr. Guan started to work in July 1990, and he has successively served as Section Manager of Technology Development Section, Technology Development Department of Wuhan Petrochemical Plant, and Director of Catalyzing Workshop, Deputy Director and Director of Production Scheduling Department, and Deputy Chief Engineer of the Wuhan branch of Sinopec Corp. (“Wuhan Branch”). From December 2012 to December 2018, he served as Deputy General Manager of Wuhan Branch. From May 2016 to December 2019, he served as General Manager and Director of Sinopec-SK (Wuhan) Petrochemical Company Limited. From December 2018 to December 2019, he served as the Director and Deputy Party Secretary of Wuhan Petrochemical Plant and General Manager of Wuhan Branch. In December 2019, he was appointed as Deputy Secretary of the CPC Committee of the Company. From February 2020, he served as the President of the Company. From June 2020, he served as the Executive Director, Vice Chairman and Vice Chairman of the Strategy Committee of the Company. Mr. Guan graduated from the Fine Chemical Major of School of Chemical Engineering, East China University of Science and Technology with a master’s degree in engineering in July 1990. He is a senior engineer by professional title.

Du Jun, born in March 1970, is currently the Executive Director, member of the Strategy Committee, Vice President and Chief Financial Officer of the Company, chairman of China Jinshan Associated Trading Corporation, and director of Shanghai Chemical Industry Park Development Co., Ltd. Mr. Du started the work in July 1990 and successively served as the chief of the second section of the secretary of the general manager’s office of Yangzi Petrochemical Co., Ltd., the deputy director of the finance department and the deputy director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2004 to July 2007, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From July 2007 to August 2012, he served as the director of the Finance Department of Yangzi Petrochemical Co., Ltd. From August 2012 to August 2016, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From December 2015 to September 2020, he served as the supervisor of Yangzi Petrochemical BASF Co., Ltd. From June 2016 to September 2020, he served as a director of Yangzi Petrochemical Co., Ltd. From August 2016 to September 2020, he served as the chief accountant of Yangzi Petrochemical Co., Ltd. From September 2020, he served as the deputy general manager and chief financial officer of the Company. He has been the chairman of China Jinshan Associated Trading Corporation since December 2020. He has been a director of Shanghai Chemical Industry Park Development Co., Ltd. since December 2020. He has been an Executive Director of the Company since June 2021. He has been a member of the Company’s Strategy Committee since March 2022. Mr. Du graduated from Southeast University in 1990, majoring in industrial enterprise management, and obtained a master’s degree in business administration from Southeast University in 2004. He has the title of senior accountant.

Huang Xiangyu, born in March 1968, is the Executive Director and Vice President of the Company. Mr. Huang started his career in August 1990 and joined Shanghai Petrochemical Complex in June 1992. He served as the Deputy Director of the chemical workshop of Shanghai Jinyang Acrylic Plant, Deputy Director of Jinyang Equipment, Director and Deputy Director of Jinyang Acrylic Equipment of Acrylic Business Unit of the Company and Chief Engineer of Acrylic Business Unit of the Company. From July 2011 to January 2020, he served as the Director of the Acrylic Fiber Research Institute of the Company. From November 2011 to January 2020, he served as the Chief Engineer of the Acrylic Fiber Department of the Company. From February 2019 to January 2020, he served as Deputy Chief Engineer of the Company. From February 2020, he served as the Vice President of the Company. He has been an Executive Director of the Company since June 2020. Mr. Huang graduated from the Organic Chemical Major of the School of Chemical Engineering, East China University of Science and Technology with a bachelor’s degree in engineering in July 1990. He obtained a master’s degree in engineering from Donghua University in May 2004. He graduated from Polymeric Chemistry and Physics Major of Fudan University with a doctor’s degree in science in June 2013. He is a professorate senior engineer by title.

As of the date of this announcement, Mr. Huang Xiangyu held 140,000 A shares of the Company.

Xie Zhenglin, born in February 1965, is a Non-executive Director, member of the Strategy Committee, Vice President of Chemical Service Department of Sinopec Corp., General Manager of Sinopec Group Assets Management Co., Ltd., a director of Yangzijiang Acetyl Chemical Co., Ltd., Chairman of Tianjin Jinpuli Environmental Protection Technology Co., Ltd., and a director of Sinopec Shanghai Gaoqiao Petrochemical Co. Ltd. Mr. Xie started his work in 1989, served as Principal Staff Member of State Price Control Bureau and State Development Planning Commission. After joining Sinopec Corp. in September 1995, he successively served as Deputy Director of the Comprehensive Division of the Finance Department, Deputy Director of Capital Management Department, Director of the Capital Management Division of the Finance and Assets Department, Director of the Capital Management Division of the Financial Planning Department, Deputy Director of the Financial Planning Department of China Petrochemical Group Corporation Limited (“Sinopec Group”), Deputy Director of General Accounting Department of Sinopec Group Assets Management Co., Ltd. (presided over the work), Deputy Director of Assets Management Department of Sinopec Group, Deputy General Manager of Sinopec Assets Management, Acting Director of Assets Management Department of Sinopec Group, and Deputy Executive Director and Deputy General Manager of Sinopec Group Assets Management Co., Ltd.. From April 2014 to October 2020, he served as the Vice Chairman and director of China Merchants Energy Shipping Co., Ltd. (listed on the Shanghai Stock Exchange, Stock Code: 601872). From April 2014 to December 2019, Mr. Xie served as Director of Assets Management Department of Sinopec Group, and Executive Director and General Manager of Sinopec Assets Management. He has been the Deputy President of Chemical Service Department of Sinopec Corp. and General Manager of Sinopec Assets Management since December 2019. From June 2020, he served as the Non-executive Director and a member of the Strategy Committee of the Company. Mr. Xie obtained a master’s degree in economics from Graduate School of Chinese Academy of Social Science in August 1989. He obtained a master’s degree in business administration from University of Houston in May 2007. He is a Senior Accountant by professional title.

Qin Zhaohui, born in June 1972, is the general manager of the Company’s Aromatics Department. Mr. Qin joined the Company in August 1994 and successively served as Deputy Director of the Hydrogenation Workshop of No. 2 Aromatics Combined Plant of Refining Unit, Deputy Director of the Hydrogen Production Unit, Deputy Chief of the Production Scheduling Section of No. 1 Aromatics Combined Plant, Assistant Director of the Production Technology Department and Director of the Technology Department, Deputy Director of the Technology Department of the Aromatics Department, Deputy Director (presiding over the work) and Director of the Technology Department of the Aromatics Department, Safety Director, Deputy Chief Engineer, Director of No. 2 Aromatics Combined Plant and Deputy Secretary of the Party Committee of the Aromatics Department etc. Mr. Qin served as Deputy Manager of the Aromatics Department in December 2018 and presided over the work in December 2019, Deputy General Manager of the Aromatics Department (presided over the work) in March 2020, General Manager and Deputy Secretary of the CPC Committee of the Aromatics Department in October 2020 and presided over the work of the Party Committee in December 2022. Mr. Qin graduated from East China University of Science and Technology in July 1994 with a major in petroleum processing and obtained a master’s degree in chemical engineering from East China University of Science and Technology in March 2005. He holds the title of Senior Engineer.

Tang Song, born in December 1980, is the Independent Non-executive Director and a member of the Audit Committee and Remuneration and Appraisal Committee of the Company, Professor and PH. D supervisor of School of Accountancy, Shanghai University of Finance and Economics. Mr. Tang Song obtained a bachelor’s degree in management (accountancy) in June 2003 from the School of Accountancy of the Shanghai University of Finance and Economics, and obtained a doctor’s degree from a successive postgraduate and doctoral program in management (accountancy) in June 2008. Mr. Tang worked in the School of Accounting and Finance, Hong Kong Polytechnic University for collaborative research from August 2008 to August 2009. He worked in China Europe International Business School for collaborative research from August 2009 to June 2010. Mr. Tang served as a lecturer of School of Accountancy, Shanghai University of Finance and Economics from June 2010 to July 2012. He served as associate professor of the School of Accountancy, Shanghai University of Finance and Economics from August 2012 to July 2019. He served as a professor of the School of Accountancy of the Shanghai University of Finance and Economics since August 2019. Mr. Tang has served as an independent director of Shanghai Huate Group Co., Ltd. since December 2017, served as an independent director of the Shanghai Qifan Cable Co. Ltd. (listed on the Shanghai Stock Exchange, stock code: 605222) from July 2019 to July 2022, served as an independent director of Tibet Dongcai Fund Management Co., Ltd since August 2019, and as an independent director for the Shanghai Universal Biotech Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 301166) since April 2020. He served as the Independent Non-executive Director, member of the Audit Committee and the Strategy Committee of the Company since June 2020. He served as an independent director for Wuxi Commercial Mansion Grand Orient Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600327) since November 2020. He served as an independent director for Shanghai Shine-Link International Logistics Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603648) since September 2022.

Chen Haifeng, born in January 1974, is an Independent Non-executive Director, member of the Audit Committee and the Nomination Committee of the Company, and a Senior Director of the GCL Energy Technology Co., Ltd. Mr. Chen Haifeng graduated from Fudan University with a bachelor’s degree in applied physics in July 1997. He served as clerk, project supervisor, and project manager of investment banking department of CITIC Securities from July 1997 to August 2001. Mr. Chen served as a senior manager of the strategic investment department of SVT Group from September 2002 to February 2006. He served as a senior manager of investment banking department of Orient Securities from August 2006 to March 2008. Mr. Chen served as senior vice president and sponsor deputy of investment banking department of China Jianyin Investment Securities from April 2008 to May 2012. He served as the CEO and sponsor deputy of investment banking department of Caida Securities from June 2012 to June 2015. Mr. Chen served as an independent director of Cnnc Hua Yuan Titanium Dioxide Company Limited (listed on Shenzhen Stock Exchange, stock code: 002145) from February 2015 to October 2018. He served as the CEO and sponsor deputy of investment banking department of Dongxing Securities from July 2015 to September 2017. Mr. Chen has been a non-independent director of Zhejiang Yueling Co., Ltd. from October 2017 to December 2020 (listed on the Shenzhen Stock Exchange, Stock Code: 002725). He served as an Independent Non-executive Director, member of the Audit Committee and member of the Nomination Committee of the Company since June 2020. He served as a senior director of Shanghai MindMotion Microelectronics Co., Ltd. from January 2021 to 31 December 2022. He has served as a senior director of GCL Energy Technology Co., Ltd. since January 2023.

Yang Jun, born in August 1957, is an Independent Non-executive Director, Chairman of the Nomination Committee and the Remuneration and Appraisal Committee of the Company, a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd., and the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation. Mr. Yang graduated from East China University of Political Science and Law with a degree in law in September 1979 and from Peking University with a master’s degree in civil law in July 1991. He worked in Shanghai Intermediate Court and Supreme Court from July 1983 to July 2005. He served as an assistant to the president and general legal officer of Shanghai United Assets and Equity Exchange, general manager of Beijing headquarters of Central Enterprise Equity Exchange, operation director of Equity Exchange and general manager of Financial Equity Exchange from July 2005 to September 2017. He served as an arbitrator of China International Economic and Trade Arbitration Commission from March 2007 to March 2015 and served as an arbitrator of Shanghai International Economic and Trade Arbitration Commission and Shanghai Arbitration Commission since March 2007. He served as an independent non-executive director of China Merchants Securities Co., Ltd. (listed on the Hong Kong Stock Exchange, stock code: 06099) from June 2011 to January 2018. He has served as an independent director of Shanghai Zhenhua Heavy Industries Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600320) from April 2015 to March 2021 and a director (vice president level) of Gansu Gangtai Holding (Group) Co., Ltd. since September 2017. He has served as an Independent Non-executive Director, Chairman of the Nomination Committee and Chairman of the Remuneration and Appraisal Committee of the Company since June 2020. He served as the chief supervisor of Shanghai Aoqi Science and Technology Development Foundation since January 2022.

Zhou Ying, born in December 1966, is an associate professor and EMBA project director of the School of Marketing at Antai College of Economics and Management, Shanghai Jiao Tong University. Ms. Zhou graduated from Jilin University with a bachelor’s degree in economics in 1989, graduated from Shanghai University of Finance and Economics with a master’s degree in management in 2001, and graduated from Antai College of Economics and Management, Shanghai Jiao Tong University with a doctorate degree in management in June 2014. From September 1989 to December 1996, she was a teacher in Anhui Provincial Youth League School. From 1996 to 1999, she was a teacher in Shanghai Jiao Tong University School of Agriculture and Biology. She has served as a teacher in Antai College of Economics and Management, Shanghai Jiao Tong University since 2000. She has served as an independent director of Shanghai New World Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600628) since December 2021, an independent director of KAMA Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 900953) since 16 September 2022, and an independent director of Shanghai Jinfeng Wine Company Limited (listed on the Shanghai Stock Exchange, stock code: 600616) since May 2022.

Huang Jiangdong, born in June 1979, with a doctoral degree, is a partner of Grandall Law Firm (Shanghai) and the director of Grandall Financial Securities Compliance Committee. He graduated from the School of Business Administration of Changzhou University with a bachelor’s degree in law in July 2000, and from the Graduate School of East China University of Political Science and Law with a master’s degree in civil and commercial law in July 2003. In July 2012, he graduated from the Graduate School of East China University of Political Science and Law with a doctorate degree in economic law. From June 2003 to June 2005, he served as a deputy officer of the Judicial Bureau of Shanghai Pudong New Area. From July 2005 to April 2013, he served as a deputy officer, officer and deputy researcher of the Second Division of Shanghai Securities Regulatory Commission. From April 2013 to April 2014, he was seconded to the Legal Department of the China Securities Regulatory Commission. From April 2014 to May 2019, he served as deputy researcher and director of the Shanghai Commissioner’s Office of the CSRC. Since May 2019, he has served as senior consultant and partner of Grandall Law Firm (Shanghai); and director of Grandall Financial Securities compliance committee. Since April 2023, he has served as an independent director of Universal Scientific industrial (Shanghai) Co,. Ltd. He is an arbitrator of the Shanghai Arbitration Commission, the Shanghai International Arbitration Center and the Shenzhen International Arbitration Court; director of the Institute of Securities Law of CLS and a member of the Independent Directors Committee of the CAPCO.

Biographies of candidates for the non-employee representative supervisors:

Zhang Xiaofeng, born in March 1970, is currently an External Supervisor of the Company, deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group. Mr. Zhang is currently a supervisor of Sinopec Oilfield Equipment Corporation, Sinopec Petroleum Reserve Company Limited and a director of Sinopec International Energy Investment Co., Ltd., Mr. Zhang served as the deputy director of Legal Department of Sinopec Group from January 2018 to December 2019. He has also served as the deputy general manager of the Enterprise Reform and Legal Department of Sinopec Group since December 2019. Mr. Zhang, majoring in international economic law, graduated from China University of Political Science and Law with a bachelor’s degree in law in July 1995. Mr. Zhang is a senior economist by professional title and the corporate lawyer.

Zheng Yunrui, born in December 1965, is an Independent Supervisor of the Company, a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is currently an independent director of Fuxin Dare Automotive Parts Co, Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300473) and Wuxi New Hongtai Electrical Technology Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 603016). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English in July 1986. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. From June 2005 to September 2007, he served as deputy procurator general of People’s Procuratorate of Yangpu District, Shanghai. From February 2013 to June 2014, he served as deputy director of Wuxi Intermediate People’s Court in Jiangsu Province. From June 2012 to June 2018, he served as an independent director of Yangzhou Chenhua New Materials Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300610). From April 2013 to May 2019, he served as independent director of Hangzhou Xianfeng Electronic Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767). From 2019 to February 2021, he served as the external supervisor of Zhejiang Weihai Construction Group Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002586). From December 2015 to June 2021, he was an independent director of Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722). From April 2019 to March 2022, he served as an independent director of Dalian Electric Porcelain Group Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002606). In December 2021, he served as a member of the third Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center. In September 2020, he was appointed as a legal consultant for news and public opinions of Wuxi Intermediate People’s Court. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is a director of China Association of Insurance Law and also an arbitrator at the Arbitration Commission of Xuzhou, Wuxi, Suzhou and Shenzhen. Mr. Zheng was appointed as an advisory expert on civil and administrative cases of the Supreme People’s Procuratorate and the Zhejiang People’s Procuratorate, a member of the second and third Shareholding Exercise Expert Committee of China Securities Small and Medium Investors Service Center, a legal consultant for news and public opinions of Wuxi Intermediate People’s Court, a member of the expert advisory Committee of Shanghai Yangpu District People’s Procuratorate and a mediator of Shanghai Second Intermediate People’s Court.

Choi Ting Ki, born in September 1954, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017 and has been Independent Supervisor of the Company since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978 and joined KPMG in the same year. He has held various positions, including the Partner of the Audit Department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office, as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Save as disclosed above, the candidates listed above (i) did not hold any directorships in the last three years in other public companies the securities of which are listed on any securities market in Hong Kong or overseas; (ii) does not have relationships with any director, supervisor, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance as at the date of this announcement. None of the candidates listed above has ever faced any disciplinary action by the China Securities Regulatory Commission or other relevant authorities, nor has been sanctioned by any stock exchange.

The resolutions in respect of the election of the directors and non-employee representative supervisors of the Eleventh Session of the Board and the Supervisory Committee will be proposed to the shareholders at the 2022 annual general meeting (the “AGM”) for consideration and approval. If those resolutions are approved by the shareholders at the AGM, the newly appointed directors and supervisors of the Eleventh Session of the Board and the Supervisory Committee will each enter into a director’s or a supervisor’s service contract with the Company on or around the date of AGM. The term of offices will commence on the date of passing of the relevant resolutions at the AGM and expire in June 2026. The remuneration of the newly appointed directors (excluding independent non-executive directors) will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent non-executive directors will be implemented in accordance with the amended “Remuneration System for Independent Directors” approved at the Company’s 2007 annual general meeting. The remuneration of the newly appointed supervisors (excluding independent supervisors) will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The remuneration of the newly appointed independent supervisors will be determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the Company’s 2016 annual general meeting. The Company will disclose the amount of remuneration received by each of the directors and supervisors in the relevant annual reports. The director’s and supervisor’s remuneration will not be covered in the director’s or supervisor’s service contract.

Save as disclosed above, the Company was not aware of any information in respect of the candidates for the above directors and supervisors that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 May 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.